Exhibit 99
	For Release:	October 31, 2012
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE reports third quarter earnings of 78 cents per share

DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported third quarter 2012 earnings of 78 cents per share on net income of $29.4 million and operating revenue of $248.8 million, compared to 57 cents on net income of $20.5 million and operating revenue of $226.9 million in the third quarter a year ago.

ALLETE benefited from increased energy sales, higher current cost recovery rider revenue and renewable energy tax credits associated with its expanding renewable wind generation portfolio.

“We’re pleased to report a strong third quarter that positions ALLETE to meet its financial targets as we approach year-end,” said ALLETE Chairman, President and CEO Al Hodnik. He said the company has narrowed its earnings guidance range and now expects to finish 2012 with earnings of between $2.50 and $2.60 per share.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light & Power and the company’s investment in the American Transmission Company, recorded net income of $29.3 million compared to $23.8 million in the third quarter of 2011. Electric sales to retail and municipal customers were up 3.8 percent compared to the year-ago period.

Sales to Minnesota Power’s industrial customers in 2012 were up 3.5 percent compared to a year ago as the company’s taconite customers continue to produce at near full-capacity levels. Operating and maintenance, depreciation and interest expense increased from the year-ago period.

ALLETE’s Investments and Other segment had net income of $0.1 million in the third quarter, compared to a loss of $3.3 million recorded in 2011. The difference was due primarily to lower state income tax expense.

Quarterly earnings were diluted by four cents per share due to issuances of common shares needed to fund major capital improvements.

“We expect our energy sales to continue to be strong as the regional economy trends in a positive direction,” Hodnik said. “Going forward, potential new industrial customers remain on track with several major projects, we plan to make investments in a major transmission line and an environmental retrofit, and we are close to completion of our Bison 2 and 3 wind energy installations.”

ALLETE will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its quarterly financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 3, 2012 by calling (855) 859-2056, pass code 36343856.

ALLETE, Inc. is an energy company headquartered in Duluth, Minn. ALLETE's energy businesses include Minnesota Power, Superior Water, Light & Power Co., BNI Coal and ALLETE Clean Energy. More information about the company is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Operating Revenue	$248.8	$226.9	$705.2	$689.0

Operating Expenses
Fuel and Purchased Power	79.5	74.8	228.7	229.8
Operating and Maintenance	98.7	90.5	294.8	276.3
Depreciation	25.0	22.7	74.4	67.1
Total Operating Expenses	203.2	188.0	597.9	573.2

Operating Income	45.6	38.9	107.3	115.8

Other Income (Expense)
Interest Expense	(12.3)	(10.9)	(33.4)	(32.6)
Equity Earnings in ATC	4.9	4.7	14.3	13.7
Other	1.5	0.5	3.4	2.3
Total Other Expense	(5.9)	(5.7)	(15.7)	(16.6)

Income Before Non-Controlling Interest and Income Taxes	39.7	33.2	91.6	99.2
Income Tax Expense	10.3	12.7	23.4	24.7
Net Income	29.4	20.5	68.2	74.5
Less: Non-Controlling Interest in Subsidiaries	—	—	—	(0.2)
Net Income Attributable to ALLETE	$29.4	$20.5	$68.2	$74.7

Average Shares of Common Stock
Basic	37.7	35.6	37.3	35.1
Diluted	37.8	35.7	37.3	35.2

Basic Earnings Per Share of Common Stock	$0.78	$0.57	$1.83	$2.13
Diluted Earnings Per Share of Common Stock	$0.78	$0.57	$1.83	$2.12

Dividends Per Share of Common Stock	$0.46	$0.445	$1.38	$1.335

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2012	2011		2012	2011
Assets			Liabilities and Shareholders’ Equity
Cash and Short-Term Investments	$104.3	$101.1	Current Liabilities	$214.8	$163.1
Other Current Assets	173.7	175.9	Long-Term Debt	947.6	857.9
Property, Plant and Equipment	2,239.9	1,982.7	Deferred Income Taxes	400.0	373.6
Regulatory Assets	334.6	345.9	Regulatory Liabilities	54.8	43.5
Investment in ATC	105.5	98.9	Defined Benefit Pension & Other Postretirement Benefit Plans	254.0	253.5
Investments	139.7	132.3	Other Liabilities	109.4	105.1
Other	40.4	39.2	Shareholders’ Equity	1,157.5	1,079.3
Total Assets	$3,138.1	$2,876.0	Total Liabilities and Shareholders’ Equity	$3,138.1	$2,876.0

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2012	2011	2012	2011
Millions
Regulated Operations	$29.3	$23.8	$68.1	$80.5
Investments and Other	0.1	(3.3)	0.1	(5.8)
Net Income Attributable to ALLETE	$29.4	$20.5	$68.2	$74.7
Diluted Earnings Per Share	$0.78	$0.57	$1.83	$2.12

Statistical Data
Corporate
Common Stock
High	$42.66	$42.10	$42.66	$42.10
Low	$40.33	$35.51	$38.03	$35.51
Close	$41.74	$36.63	$41.74	$36.63
Book Value	$29.80	$28.56	$29.80	$28.56

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	276	265	828	865
Commercial	393	369	1,084	1,074
Municipals	261	257	759	757
Industrial	1,915	1,851	5,624	5,470
Total Retail and Municipal	2,845	2,742	8,295	8,166
Other Power Suppliers	478	537	1,487	1,690
Total Regulated Utility	3,323	3,279	9,782	9,856
Non-regulated Energy Operations	25	23	81	74
Total Kilowatt-hours Sold	3,348	3,302	9,863	9,930

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$26.5	$24.5	$76.4	$82.5
Commercial	30.6	27.6	82.5	83.1
Municipals	18.5	19.1	49.7	51.7
Industrial	102.1	97.2	293.4	291.3
Total Retail and Municipals	177.7	168.4	502.0	508.6
Other Power Suppliers	18.1	19.8	54.5	60.1
Other	30.6	19.2	85.5	63.5
Total Regulated Utility Revenue	$226.4	$207.4	$642.0	$632.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.